StoneCastle Financial Corp.

EXHIBIT TO ITEM 77C

Submission of Matters to a Vote of Security Holders

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of StoneCastle Financial Corp. ("the Company") was held on May 20, 2014 for the purpose of electing Directors of the Company ("Proposal 1"). The proposal was approved by the Company's Stockholders and the results of the voting are as follows:

Proposal 1: Election of Directors.


                           Voted For              Authority Withheld
Clara Miller               3,304,236                    26,425
George Shilowitz           3,262,849                    67,812

Alan Ginsberg, Emil Henry and Joshua Siegel continue to serve in their capacities as Directors of the Company.